00154 Roma - Viale del Campo Boario, 56/d
T 06 518991 F 06 51894300

RECEIVED
2007 JAN -3 A 7:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07020166

By Mail

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549
U.S.A.

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

December 22 , 2006

SUPPL

Re: ***Lottomatica S.p.A. (File No. 82-34963)***
Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

By letter dated March 31, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Lottomatica S.p.A. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. Further letters periodically followed to maintain such exemption and comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act. We are now furnishing this letter and the enclosed documents to the same exemption as above.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please find here below a summary of documentation that the Company has (i) made public pursuant to Italian and/or Luxembourg law or stock exchange rules, (ii) filed with a stock exchange (and which was made public by that exchange) (iii) and/or distributed (or made available for distribution) to its securities holders through the date hereof:

LAC-30-00186/06

Name of Document	Date of Document	Number of Schedule II	English Summary
(1) Press Release: Singapore pools (private) LTD. notifies Gtech of intent to award contract for 1,050 ALTURA® terminals and related services	November 15, 2006	9	English version available
(2) Press Release: Lotto game: Wagers total 527.5 million euro in November 2006. Instant lotteries "Scratch & Win": Wagers of 425.4 million euro in November 2006	December 5, 2006	9	English version available
(3) Press Release: internal dealing Sala	December 11, 2006	9	English version available
(4) Merger by incorporation of Nova prima S.r.l. into Lottomatica S.p.A. Execution of the merger deed	December 20, 2006	9	English version available

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at +390651899972 (telephone number) or +390651894213. Finally, I would greatly appreciate your acknowledging receipt of this letter and of the relevant the enclosures by returning to me the enclosed copy of same.

Very truly yours,

LOTTOMATICA S.P.A.

By: ______________________

Stefano Bortoli
Chief Financial Officer

LAC-30-00186/06

ATTACHMENT (1)

SINGAPORE POOLS (PRIVATE) LTD. NOTIFIES GTECH OF INTENT TO AWARD CONTRACT FOR 1,050 ALTURA® TERMINALS AND RELATED SERVICES

WEST GREENWICH, RHODE ISLAND (US) – GTECH Corporation, a wholly-owned subsidiary of Lottomatica S.p.A., has been notified by Singapore Pools (Private) Ltd. of its intent to award the Company a product sale agreement for new online lottery terminals.

"Singapore Pools carefully analyzed the technology solutions of multiple industry vendors and conducted a rigorous Request for Proposals review over a period of six months," ***said W. Bruce Turner, GTECH President & CEO and Lottomatica S.p.A. CEO.*** *"We are proud and honored that the Altura has been selected as the preferred terminal."*

Upon successful completion of the sale agreement, GTECH will replace Singapore's existing terminal base with 1,050 Altura® online lottery terminals. In addition, GTECH will continue to provide Singapore Pools with hardware and software maintenance and repair services for a term of five years.

Singapore Pools has been a valued GTECH customer since 1985 when the Company was chosen to provide the very first online lottery-specific system in Asia.

ATTACHMENT (2)

Tuesday - 12/05/2006

Lotto game: Wagers total 527.5 million euro in November 2006
Instant lotteries "Scratch & Win": Wagers of 425.4 million euro in November 2006

Rome – During the draws of November 2006, **Lotto** wagers amounted to 527.5 million euro, compared with 509.6 million euro in the month of October 2006 and with 591.5 million euro in the month of November 2005.

In particular, in November 2006 wagers from "core" bets, excluding late numbers, amounted to 482.2 million euro (respectively 480.0 million euro in October 2006 and 454.6 million euro in November 2005), while wagers from bets on "late numbers" amounted to 39.3 million euro (compared with 22.3 million euro in the month of October 2006 and with 136.9 million euro in November 2005).

Winnings in November 2006 totalled 318.5 million euro (265.5 million euro in October 2006 and 270.0 million euro in November 2005).

Scratch & Win wagers in the month of November were equal to 425.4 million euro compared with 374.8 million euro in the month of October 2006 and with 200.0 million euro in the month of November 2005.

ATTACHMENT (3)

ATTACHMENT
(pursuant to Article 152-octies, par. 7 of Issuers' regulation)

1. RELEVANT UNDERSIGNED PERSON							
1.1 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**SALA**	NAME	**MARCO**			SEX	**M**
TAX CODE		BIRTH DATE	BIRTH PLACE	(PV)	COUNTRY		
DOMICILE							
ENTITIES							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

1.2. RELATIONSHIP WITH THE CONCERNED ISSUER	
C.1) MEMBER OF THE MANAGING BODY OR OF THE CONTROLLING BODY OR GENERAL OFFICER OR VICE GENERAL OFFICER OF THE ISSUER	Y/N **Y**
C.2) OFFICER HAVING ACCESS TO PRIVILEGED INFORMATION ON A REGULAR BASIS AN EMPOWERED TO TAKE MANAGEMENT DECISIONS THAT ARE LIKELY TO AFFECT THE DEVELOPMENT AND THE PROSPECTIVES OF THE ISSUER	Y/N **N**
C.3) INDIVIDUAL OR ENTITY ACTING IN THE CAPACITY AS SET FORTH UNDER C.1) OR C.2 ABOVE WITHIN AN ISSUER'S SUBSIDIARY	Y/N **N**
C.4) HOLDER OF AT LEAST 10% OF THE ISSUER'S SHARE CAPITAL OR OF THE RELEVANT CONTROLLING INDIVIDUAL OR ENTITY	Y/N **N**

2. ISSUER (OF LISTED SECURITIES)			
CORPORATE NAME	**LOTTOMATICA S.P.A.**	TAX CODE	

3. AUTHOR OF TRANSACTIONS	
3.1 NATURE OF THE AUTHOR OF THE TRANSACTIONS	
RELEVANT PERSON	**Y**
INDIVIDUAL STRICTLY RELATED TO A RELEVANT PERSON (SPOUSE, DEPENDENT CHILD, PARENT, COHABITING RELATIVE OR RELATIVE-IN-LAW)	Y/N **N**
ENTITY, PARTNERSHIP OR TRUST STRICTLY RELATED TO A RELEVANT INDIVIDUAL OR ENTITY OR TO ANY OF THE ABOVE SAID INDIVIDUALS	Y/N **N**

3.2 PERSONAL DATA							
INDIVIDUALS							
SURNAME	**SALA**	NOME	**MARCO**			SESSO	**M**
TAX CODE		BIRTH DATE (gg/mm/aaaa)	BIRTH PLACE	(PV)	COUNTRY		
PLACE OF RESIDENCE							
ENTITY, PARTNERSHIP, OR TRUST							
CORPORATE NAME							
TAX CODE		CORPORATE SHAPE		DATE OF INCORPORATION (dd/mm/yyyy)			
HEADQUARTERS							

103

4.TRANSACTIONS

SECTION A) : SHARES AND EQUIVALENT FINANCIAL INSTRUMENTS AND RELATED CONVERTIBLE BONDS

DATE	TRNS	ISIN CODE	SECURITY	NATURE	QUANTITY	PRICE (in €)	VALUE (in €)	EXECUTIONS	Notes
05/12/2006	V	IT0003990402	LOTTOMATICA	AZO	44,685	29,5000	1,318,207.5	ESE-SO	
06/12/2006	V	IT0003990402	LOTTOMATICA	AZO	47,315	29,71780	1,406,097.71	ESE-SO	
06/12/2006	V	IT0003990402	LOTTOMATICA	AZO	2,062	30,90000	63,715.80	ESE-SO	
07/12/2006	V	IT0003990402	LOTTOMATICA	AZO	2,084	31,17170	64,961.82	ESE-SO	
TOTAL SECTION A (in €)							2,852,982.83		

SECTION B) : OTHER FINANCIAL INSTRUMENTS RELATED TO SHARE PURSUANT TO ART. 152-sexies, par. 1, lett. b)

DATE	TRNS	NATURE	FACULTY	FIN. INSTRUMENT		UNDERLYING SHARE		EFFECT. INVESTMENT /DIVESTMENT (NOTIONAL)			POT. INVESTMENT /DIVESTMENT (NOTIONAL)			EXP. DATE	Notes
				ISIN CODE	NAME	ISIN CODE	NAME	Q.TY	PR. €	VALUE €	Q.TY	PRICE €	VALUE €		
TOTAL SECTION B (in €)															
TOTAL SECTION A + B (in €)												2,852,982.83			

NOTE:

This form concern the sales of Lottomatica share deriving from the exercise of stock options.

ATTACHMENT (4)

MERGER BY INCORPORATION OF NOVA PRIMA S.r.l. INTO LOTTOMATICA S.p.A.
EXECUTION OF THE MERGER DEED

ROME – Today the merger deed has been executed through which Lottomatica S.p.A. ("Lottomatica") has merged (the "Merger") its 100% subsidiary Nova Prima S.r.l. ("Nova Prima").
As previously reported, the Merger is conceived within GTECH Holdings Corporation's acquisition and is aimed at both optimizing and simplifying the control structure.
GTECH Holdings Corporation's acquisition was concluded on August 29, 2006, by Lottomatica through its subsidiary Gold Holding Co., subsequently on October 16, 2006 GTECH Holdings Corporation was incorporated into its subsidiary GTECH Corporation (**"GTECH C."**), and Gold Holding Co. changed its corporate name to GTECH Holdings Corporation (**"GTECH H."**).
As the Merger is a related party transaction, this press release has also been issued in accordance with Article 71-*bis* of Consob Regulation No. 11971 of May 14, 1999, as amended and supplemented.
Even though the Merger has been executed between related parties, it does not involve any specific risk of conflict of interests. Furthermore, it has to be pointed out that the sole director of Nova Prima is also managing director and general manager of Lottomatica.

Features, terms and conditions of the Merger

Since Lottomatica owns the entire corporate capital of Nova Prima; therefore, the Merger has been carried out in accordance with the simplified procedure provided for by Article 2505, second paragraph, of the Italian Civil Code, and neither the reports of the administrative bodies of Lottomatica and Nova Prima on the merger plan pursuant to Article 2501-*quinquies* of the Italian Civil Code, nor the experts' report on the fairness of the exchange ratio under Article 2501-sexies of the Italian Civil Code have been drafted.
In compliance with the merger plan, the merger deed provides that the Merger will be executed:

- on the basis of Lottomatica's financial statements as of 30 June 2006 and of Nova Prima's financial statements as of 28 June 2006 (supplemented by financial statements as of 30 June 2006); and
- through cancellation without any exchange of the quota of Nova Prima, representing its entire corporate capital, owned directly by Lottomatica, and without assigning of Lottomatica's shares in exchange of the quota of Nova Prima held by it ,nor with any cash settlement.

As regards accounting and tax purposes, the activities carried out by Nova Prima will be recorded in the financial statements of Lottomatica as of January 1, 2006. The effective date of the Merger *vis-à-vis* third parties shall be the date of the last of the registration of the merger deed provided under article 2504, second paragraph, of the Italian Civil Code, whereby Lottomatica will enter into all the debt and credit relationships of Nova Prima, whose corporate bodies will simultaneously expire. Lottomatica's by-laws will not be amended in connection with or as a result of the Merger.
The Merger does not grant any right of withdrawal under Article 2437 of the Italian Civil Code, nor any other withdrawal rights.

Related party with which the transaction has been executed

The merging companies are related parties since Lottomatica owns the entire corporate capital of Nova Prima.

Financial reasons of the Merger

As anticipated, the Merger is aimed at optimizing and simplifying the GTECH H. control structure.
In particular, before the effectiveness of the Merger:

- Lottomatica held 75% of the corporate capital of GTECH H., which in turn owned 100% of the corporate capital of GTECH C.;

- the remaining 25% of GTECH H. was owned by Nova Prima through its Luxembourg subsidiary Invest Games S.A..

As a result of the Merger, Lottomatica currently owns 75% of the corporate capital of GTECH H. directly, and the remaining 25% through Invest Games S.A..

There are no specific reasons for the Merger other than the above mentioned simplification purpose, which responds to the interest of the entire Lottomatica group.

Business, financial and results of operation impacts of the Merger

No business, financial or results of operation impacts will arise from the Merger on Lottomatica's consolidated financial statements, since the relevant consolidation perimeter will not be amended.

Impact of the Merger on the remuneration of the directors of Lottomatica and/or of its subsidiaries

No modification of the remuneration of the directors of Lottomatica and/or its subsidiaries has been made as a consequence of the Merger.